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VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis
Robert Telewicz
Shih-Kuei Chen
Pam Howell

Re:	The Growth for Good Acquisition Corporation
Draft Registration Statement on Form S-1
Confidentially submitted on August 18, 2021
CIK No. 0001876714

Ladies and Gentlemen:

On behalf of The Growth for Good Acquisition Corporation (the “Company”), we are hereby filing the Registration Statement on Form S-1 (“Registration Statement”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 18, 2021 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on September 14, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing the Staff with a copy of the Registration Statement, which has been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

November 24, 2021 Page 2

Capitalization, page 77

1.	We note that you are offering 22,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 20,960,949 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 22,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 to reflect all 22,000,000 Class A shares to be sold in the initial public offering outside of permanent equity and as shares subject to possible redemption in accordance with ASC 480-10-S99-3A.

2.	We note that your sponsor has agreed to purchase 734,000 private placement units at $10.00 per unit, or 800,000 private placement units if the underwriters’ over-allotment option is exercised in full, in a private placement to occur concurrently with the closing of this offering. Please tell us whether the private placement shares underlying the private placement units are redeemable at the option of the holder.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that that the private placement shares underlying the private placement units are not redeemable.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1282 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Peyton Worley
Peyton Worley
of LATHAM & WATKINS LLP

cc:	(via email)
Yana Watson Kakar, Chief Executive Officer, The Growth for Good Acquisition Corporation
Alison Haggerty, Esq., Latham & Watkins LLP
Jonathan Ko, Esq., Paul Hastings LLP
Frank Lopez, Esq., Paul Hastings LLP

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